EXHIBIT 99.2
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                                [LOGO - VIKING]


PRESS RELEASE
FOR IMMEDIATE RELEASE
JUNE 29, 2005

           VIKING ENERGY ROYALTY TRUST ANNOUNCES AGREEMENT TO ACQUIRE
            KRANG ENERGY INC. AND AN UPWARD REVISION TO 2005 GUIDANCE
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CALGARY, JUNE 29, 2005 - Viking Energy Royalty Trust ("Viking") (TSX:VKR.UN)
(TSX:VKR.DB) is pleased to announce that it has entered into a pre-acquisition agreement (the "Agreement") with Krang Energy Inc. ("Krang") whereby a wholly owned subsidiary of Viking will acquire all of the issued and outstanding shares of Krang for an aggregate cash consideration of $136 million. The total value of the transaction, including assumption of bank debt and working capital deficiency of approximately $36 million, is approximately $172 million. Krang is a private oil and natural gas company with current production of 5,000 boe/d comprised of 2,500 boe/d of heavy oil, 14 mmcf/d of natural gas and 200 boe/d of light oil and natural gas liquids.

The Agreement has the unanimous support of the Board of Directors of both Krang and Viking and includes hard lock-up agreements from certain Krang shareholders which results in over 62% of the outstanding fully diluted shares of Krang being committed to the transaction. Over the next few days, the Krang management anticipates the numbers of shares committed to the transaction should increase to over 90%. The terms of the lock-up agreements preclude such shareholders from supporting another share purchase offer. The Agreement requires that Krang cease all solicitations, discussions and negotiations with other parties with respect to any take-over proposals and provides Viking with the right to match should a superior take-over proposal be received by Krang. The agreement also contains a break fee amount which is payable under certain circumstances if the transaction is not completed. Viking anticipates mailing the offer to the Krang shareholders within a few weeks and anticipates the transaction will close by mid-August.

"We are very much impressed with the quality of assets developed by Krang over the past four years" says John Zahary, Viking's President and CEO. "Further, I am confident in our ability to efficiently operate and further develop these assets to create incremental value for our unitholders. These assets are a great fit with Viking's asset base and our heavy oil expertise."

THE ACQUISITION

Krang's natural gas production is largely in east central Alberta with its heavy oil production focused in north eastern Alberta. Overall, the highlights of the acquisition are as follows:

o 5,000 boe/d weighted 50% to heavy oil, 46% to natural gas and 4% to light oil and NGL's.

o 16.6 mmboe of proved plus probable reserves as of April 30, 2005 as evaluated by independent petroleum engineers.

o 60% of the proved plus probable reserves located in three areas -p Lindbergh, Richdale and Wildmere.

o Acquisition costs reflect a cost of $32,600 per flowing boe and less than $10.00 per boe of proved plus probable reserves, excluding land value and seismic.

o Reserve life index of approximately 9 years, consistent with Viking's current reserve life index.

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o      Large inventory of low-risk development opportunities located on 109,595 net acres of undeveloped land.

o      Surplus equipment to reduce future development costs.

o      Operating costs in the range of $8 per boe.

o      99% operated properties with high average working interest.

o      Tax pools of approximately $50 million.

Krang's heavy oil production is concentrated in the Lindbergh and Wildmere areas. The Lindbergh heavy oil production currently averages over 1,600 boe/d from multiple formations within the designated oilsands area. The future development of this 100% working interest oil sands project will benefit from a favourable royalty regime which enables capital expenditures to be deducted from a 25% net profits royalty. A typical Lindbergh well produces 12(0) API crude oil, from any one of up to 5 productive formations resulting in significant development opportunities.

Krang's second largest area of heavy oil production is located at Wildmere with current production in excess of 500 boe/d. Production of the 12(0) API crude oil is from the Lloydminster formation, with Krang owning a 100% working interest in the lands. This area also contains well-defined, low risk infill drilling and re-completion opportunities.

Krang's most significant natural gas producing area, Richdale, is located in eastern Alberta and is currently producing 4.4 mmcf/d of natural gas and 35 bbl/d of liquids with 1.8 mmcf/d awaiting tie-in. Krang's working interest in Richdale averages 99% with significant downspacing locations available, and a large undeveloped land base of 37,600 acres in an area with well developed regional infrastructure.

Krang's reserves were independently evaluated by Gilbert Laustsen Jung Associates Ltd. effective April 30, 2005 in accordance with National Instrument 51-101 with estimates of 9.9 mboe Total Proved and 16.6 mboe Total Proved Plus Probable. Viking will be further assessing these reserve estimates as they are included in its 2005 year-end reserve estimates.

Viking expects the acquisition of Krang to be have the following impact on
Viking:

o Viking's production is estimated to exceed 27,000 boe/d following the closing of the transaction with its 2005 average daily production to be approximately 24,000 boe/d.

o Operating cash flow is expected to increase by over 15% on a per Trust Unit basis.

o Production and reserves per Trust Unit are expected to increase by over 20%.

o      Operating costs per boe are expected to continue to trend below $8.00.

o General and administrative costs per boe are expected to improve as the larger production base will provide opportunities for greater efficiency.

o The tax deferred portion of Viking's distributions is expected to increase as Krang's tax pools are approximately $50 million.

o Viking's management has significant operational and technical expertise in heavy oil and oilsands with a demonstrated track record of adding value to these types of assets.

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FINANCING

Concurrent with this acquisition, Viking is also pleased to announce it has entered into a credit agreement with CIBC to provide a $350 million credit facility effective with the acquisition of Krang. Upon the closing, the credit agreement establishes a $250 million Extendible Revolving Term Credit Facility, a $75 million Senior Bridge Credit Facility and a $25 million Extendible Revolving Operating Facility. Viking intends to use funding from these credit facilities to close the purchase of Krang shares as well as refinance Krang's existing bank borrowings. Subsequent to closing the Krang acquisition, Viking will have approximately $50 million of unused credit capacity available.

The Extendible Revolving Term Credit Facility and the Extendible Revolving Operating Facility have an initial term of June 30, 2006 but can be extended an additional 364 days on an annual basis with the agreement of the lenders. If these facilities are not extended, the credit agreement matures two years thereafter with no repayment requirements prior to its maturity. The Senior Bridge Credit Facility is due and payable at maturity on January 31, 2006. Viking has provided the lenders with a $500 million floating charge security interest in its present and future acquired oil and natural gas properties.

Subsequent to closing, Viking's bank debt will total approximately $300 million, representing approximately 1.1 times its post acquisition cash flow based on forward strip pricing, and approximately 19% of its $1.6 billion enterprise value. With its strong operating cash flows, its lower payout ratio and active level of participation in its Premium Distribution, Distribution Reinvestment and Optional Trust Unit Purchase Plan, Viking considers its leverage manageable and anticipates its current pace of debt reduction to continue supported by strong commodity prices.

REVISED OUTLOOK FOR 2005

With this acquisition, Viking is revising its guidance for 2005 upwards. Despite Second Quarter production being affected by processing plant turnarounds, disruptions related to abnormally wet weather conditions and asset dispositions, Viking expects its production to average in excess of 23,500 boe/d for 2005 with a year-end exit production level of approximately 28,000 boe/d comprised of 50% natural gas, 40% light oil and natural gas liquids and 10% heavy oil production. Operating costs for the year are expected to continue to trend to an annual unit cost of less than $8.00 per boe with an administrative costs target remaining in the $1.25 to $1.30 range. Capital spending is anticipated to be $85 million including incremental capital to further develop the Krang assets, and before including the net proceeds from asset divestitures (approximately $20 million received to date).

With the Krang acquisition, Viking has assumed three fixed price natural gas sales contracts for a total of 8,000 GJ/day to the end of October 2005 with a weighted average price of $6.55 per GJ. Combined with its existing natural gas price risk management contracts, Viking will have 18,000 GJ/day under contract through October 2005 at a weighted average price of $6.48 and a further 10,000 GJ/day for November 2005 through March 2006 at a weighted average price of $7.08 per GJ representing 22% and 12% of anticipated natural gas production, respectively.

At the current monthly distribution rate of $0.08 per Trust Unit, Viking anticipates that its payout ratio will be below 65% during the Third and Fourth Quarter of 2005 based on current forward commodity prices.

Viking intends to continue pursuing property acquisition opportunities. With a sound balance sheet and improving operating performance, Viking will deal from a position of strength.

ADVISORY ON FORWARD-LOOKING INFORMATION

Certain information set forth in this press release, including management's assessment of its future plans and operations, contains forward-looking statements that involve risks and uncertainties. Such risks and uncertainties include, but are not limited to, risks associated with conventional oil and natural gas operations; the volatility in commodity prices and currency exchange rates; risks associated with realizing the value of acquisitions; general economic, market and business conditions; changes in environmental legislation and

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regulations; the availability of sufficient capital from internal and external sources and such other risks and uncertainties described from time to time in Viking's regulatory reports and filings made with securities regulators.

Forward-looking statements in this press release include, but are not limited to, production volumes, operating costs, commodity prices, administrative costs, commodity price risk management activity, acquisitions and dispositions, capital spending, distributions, access to credit facilities, capital taxes, income taxes and regulatory changes. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward looking statements. Forward looking statements often contain terms such as "may", "will", "should", "anticipates", "expects", and similar expressions.

Readers are cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. Such information although considered reasonable by Viking's management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Viking assumes no obligation to update forward-looking statements should circumstances or management's estimates or opinions change. Forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

Viking Energy Royalty Trust is an open-end investment trust that generates income from long life oil and natural gas producing properties in Alberta and Saskatchewan. The beneficiaries of Viking are the holders of its Trust Units who receive monthly distributions of the cash flow from the income. Viking currently has 170,512,793 Units outstanding which trade on the Toronto Stock Exchange (the "TSX") under the symbol "VKR.UN". Also listed on the TSX are $74.3 million principal amount of Viking's 10.5% convertible unsecured subordinated debentures which trade under the symbol "VKR.DB". Currently, Viking estimates the foreign ownership of its Trust Units to be approximately 25%.


For further information contact:

John Zahary, President and CEO                  Viking Energy Royalty Trust
                                                Suite 400, 330-5th Avenue S.W.
         or                                     Calgary, Alberta, T2P 0L4

Robert Fotheringham, Vice President             Ph:  (403) 268-3175
                     Finance and CFO            Toll Free:  1-877-292-2527

                                                Email: vikingin@viking-roy.com


For more information about Viking Energy Royalty Trust, visit our website at www.vikingenergy.com


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